Exhibit 99.1
For Immediate Release
Flamel Technologies Announces Receipt of Milestone from GlaxoSmithKline
LYON, France — May 19, 2006 — Flamel Technologies (Nasdaq:FLML) announced today that it has received a $1 million milestone from its collaborator, GlaxoSmithKline (NYSE: GSK). The milestone payment was triggered by successful completion of activities relating to the manufacturing process for Coreg CR™ microparticles. Flamel and GSK completed a supply agreement in December, 2004 under which Flamel is responsible for manufacturing Coreg CR™ microparticles.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.
Contact:

Michel Finance, Chief Financial Officer
Tel:	(011) (33) 4-7278- 3434
Fax:	(011) (33) 4-7278-3435
Finance@flamel.com

Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:	(011) 33-4-7278-3434
US	(1) (202) 862-8400
Fax:	202-862-3933
Marlio@flamel.com
This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2004.